UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

Commission File Number: 001-42210

Reitar Logtech Holdings Limited

(Translation of registrant’s name into English)

c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CLARIFICATION REGARDING CUMULATIVE 1-FOR-250 SHARE CONSOLIDATION

Reitar Logtech Holdings Limited (OTC Pink: RITRF) (the “Company”) is furnishing this Report on Form 6-K to clarify that the 1-for-250 reverse share split (share consolidation) of the Company’s Class A ordinary shares to take effect for market trading purposes on November 12, 2026, represents the cumulative effect of two separate, sequential share consolidations duly approved by the Company’s shareholders at extraordinary general meetings held on September 3, 2026 (on a 25-for-1 basis) and November 2, 2026 (on a 10-for-1 basis).

First Shareholder Approval — 25-for-1 Share Consolidation (September 3, 2026). As previously reported on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on September 4, 2026, at an extraordinary general meeting held on September 3, 2026, the Company’s shareholders approved a 25-for-1 consolidation of the Company’s ordinary shares, pursuant to which every twenty-five (25) issued and unissued Class A ordinary shares and Class B ordinary shares of par value US$0.00000005 each (the “Pre-Consolidation Shares”) were consolidated into one (1) share of the corresponding class of par value US$0.00000125 each, and adopted the Company’s Fourth Amended and Restated Memorandum and Articles of Association (the “September Share Consolidation”). Although the September Share Consolidation took legal effect under Cayman Islands law on September 3, 2026, it could not be processed for market trading purposes due to the suspension of trading in the Company’s Class A ordinary shares on the Nasdaq Capital Market on September 17, 2026. Consequently, the Company’s Class A ordinary shares have subsequently traded on the OTC Markets under the symbol “RITRF” on a pre-consolidation basis.

Second Shareholder Approval — 10-for-1 Share Consolidation (November 2, 2026). As previously reported on Form 6-K furnished to the SEC on November 2, 2026, at an extraordinary general meeting held on November 2, 2026, the Company’s shareholders approved a further 10-for-1 consolidation of the Company’s post-September Share Consolidation ordinary shares, pursuant to which every ten (10) issued and unissued Class A ordinary shares and Class B ordinary shares of par value US$0.00000125 each were consolidated into one (1) share of the corresponding class of par value US$0.0000125 each, and adopted the Company’s Fifth Amended and Restated Memorandum and Articles of Association (the “November Share Consolidation”). Under Cayman Islands law, the November Share Consolidation took legal effect on November 2, 2026, resulting in an authorized share capital of US$50,000 divided into 3,600,000,000 Class A ordinary shares of par value US$0.0000125 each and 400,000,000 Class B ordinary shares of par value US$0.0000125 each.

Cumulative 1-for-250 Market Effectiveness, Trading Symbol, and CUSIP. Because the 25-for-1 September Share Consolidation had not previously been implemented in the public trading market, the 25-for-1 September Share Consolidation and the 10-for-1 November Share Consolidation are being implemented together for market trading purposes on a cumulative 1-for-250 basis. Following processing by the Financial Industry Regulatory Authority (“FINRA”), effective at the opening of trading on November 12, 2026, every two hundred fifty (250) Pre-Consolidation Shares of par value US$0.00000005 each quoted on the OTC Markets are consolidated into one (1) post-consolidation Class A ordinary share of par value US$0.0000125 each. No fractional shares will be issued in connection with the share consolidations, and any fractional share entitlement will be rounded up to the next whole share. Beginning on November 12, 2026, the Company’s Class A ordinary shares will trade on the OTC Markets on a split-adjusted basis under the temporary trading symbol “RITRD” for twenty (20) business days, after which the temporary “D” suffix will be removed and the symbol will revert to “RITRF.” The post-consolidation Class A ordinary shares will trade under the new CUSIP number G7486B122. Upon effectiveness of the November Share Consolidation, the Company has approximately 643,429 Class A ordinary shares and 67,240 Class B ordinary shares of par value US$0.0000125 each issued and outstanding, subject to adjustment for the rounding up of fractional shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reitar Logtech Holdings Limited

	By:	/s/ Kin Chung Chan
	Name:	Kin Chung Chan
	Title:	Director, Chairman and Chief Executive Officer

Date: November 12, 2026

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